UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42571

INTERCONT (CAYMAN) LIMITED

39 Ocean Drive Singapore

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into a Termination Agreement

As previously disclosed in Form 6-K, on June 4, 2026, Intercont (Cayman) Limited (the “Company”) entered into a Subscription Agreement for Class B Shares (the “Former Subscription Agreement”) with Beverly Holding Limited (the “Subscriber”), a British Virgin Islands company wholly owned and controlled by Ms. Muchun Zhu, the Company's Chief Executive Officer.

On September 10, 2026, the Company entered into a termination agreement with Subscriber (the “Termination Agreement”), pursuant to which, the parties mutually agreed to terminate the transaction as contemplated by the Former Subscription Agreement, effective immediately.

Entry into a New Subscription Agreement

On September 7, 2026, the Company entered into a new subscription agreement for Class B Shares (the “New Subscription Agreement”) with the Subscriber. Pursuant to the terms of the New Subscription Agreement, the Subscriber agreed to subscribe for an aggregate of 1,625,000 Class B ordinary shares of the Company at a subscription price of US$0.40 per share for an aggregate subscription amount of US$650,000. The Audit Committee of the Board of Directors of the Company reviewed and approved the proposed issuance of the Class B ordinary shares to the Subscriber.

Additional Information

The foregoing descriptions of the Termination Agreement and the New Subscription Agreement do not purport to be complete and are qualified in their entirety by reference to the complete texts of the Termination Agreement and the New Subscription Agreement, copies of which are filed as Exhibits 10.1 and 10.2 hereto, respectively, and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Termination Agreement
10.2	Subscription Agreement for Class B Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2026	Intercont (Cayman) Limited

	By:	/s/ Muchun Zhu
Muchun Zhu
Chief Executive Officer

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